UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2025

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street • Or Yehuda • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

AudioCodes Ltd. (the “Company”) announced today that it adopted and approved a stock trading plan in accordance with Rule 10b5-1 (“Rule 10b5-1 Plan”) of the Securities Exchange Act of 1934, as amended, to repurchase ordinary shares of the Company when it otherwise might be prevented from doing so under applicable insider trading laws or because of a self-imposed trading blackout period. Repurchases are subject to the regulations promulgated by the Securities and Exchange Commission as well as certain price, market volume and timing constraints specified in the Rule 10b5-1 Plan. An independent broker selected by the Company will have the authority under the pricing parameters and other terms and limitations specified in the Rule 10b5-1 Plan to repurchase ordinary shares on the Company’s behalf.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:	/s/ Itamar Rosen
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: November 5, 2025

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